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CFO Thought Leader – Episode 704: When Investors Come to Mind | Puneet Pamnani, CFO, KORE Wireless

Podcast Transcript – 6-2-21

Wed, 6/2 09:46:32 • 40:56

Hello, this is Ivan MacLeod, CFO of anthesis.

And you are listening to the CFO thought leader podcast.

This is Episode 704.

We started doing rolling forecasts and sort of just like the next quarter. And there’s always that hesitation on our board. We know enough to forecast the full year out in quarter one. You know what if you don’t have more visibility than you had, when you put the budget three months ago, just use the budget. It’s always more helpful to have complete information, even if it’s imperfect, as compared to having a subset because you’re more comfortable with it simple things like those.

Hey, it’s Jack. On today’s show we speak with Puneet Pamnani CFO of KORE wireless.

The first decade of CFO Puneet Pamnani’s finance career was spent inside the consulting realm, where he worked for such firms as emphasis consulting, Oliver Wyman and Booz Allen, which had originally recruited Pamnani after he completed a computer science degree from the Indian Institute of Technology as well as a business degree. The second decade of Puneet Pamnani’s career was spent in the C suite where he’s worn a variety of hats, including Chief Strategy Officer, Chief Operating Officer and of course, Chief Financial Officer. According to Pamnani, it’s the combination of the consulting world’s unique understanding of commercial business and the C suites, leadership problem solving abilities that prepared him for his latest chapter. As CFO at KORE wireless. We speak to CFO Pamnani about that chapter in his first and second decades after this.

Hello, we’re speaking with Puneet Pamnani CFO of KORE wireless Puneet. Welcome.

Thank you, Jack and thank you for having me.

So Puneet, as you might know, we always begin with this opener, where we ask our guests to look back for us and to share some of the experiences they feel prepared them for a finance leadership role, what would come to mind for you?

You know, when you look upon my background, it’s a pretty non traditional path to CFO. Believe it or not, I have an undergrad in computer science and my first real job was not at an audit firm, but at a strategy consulting firm. So I will mention three defining moments really, you know, which brought me where I am today. You know, the first one was my undergrad journey, which I think is the career start for most folks when they try to figure out what they really want to do. I went to IIT Delhi in India, and did my computer science and met some real crazy smart people there. You know, one of my classmates is actually founded to unicorns by now, believe it or not. 20% of Silicon Valley startups are founded by somebody from an IIT system, right? But it also made me realize what you know Interacting with these crazy smart people. Maybe that’s not me, right? I would never be as good computer science as I as as some of these folks. I went and did my MBA, you know, typically to more finance horses in the second year and then joined a strategy consulting firm, Booz Allen. And really, I was working mostly in corporate finance oriented projects. You know, the first defining moment was actually the first project. I did that, as it is for many folks right for the first career assignment in their jobs. We were trying to privatize the entire oil and gas and fertilizer sector in Indonesia. You know, this was when, back in the days when Suharto, the dictator was deposed, the new government came in 40% of the GDP was public sector, and they wanted to privatize it. In a year. Every consulting firm wasn’t there. McKinsey was in there, BCG, Booz I was with Booz and we helped them value their oil and gas sector, there’s like, like, really six different companies. And then, you know, trying to come up with a restructuring plan to increase the value and showing the linkage between all the actions that they would take and the increase in value they would get when they sold these assets on the public markets, right? That really solidified my passion for finance. And that’s that stopped. And since then, right, from there, working in the corporate finance practice, through my, you know, consulting career to corporate development, M&A, in my first non consulting job, where I actually think the planning and budgeting, you know, it was it was it was one continuous falling in love with finance the first track, right? And then the second defining moment, I would think, was my first real CFO gig, right? So that actually happened by chance. The PRGX, my last employer, CEO, became the CEO of a company in Detroit, by the name of Lock Bridge. This was a company in the Internet of Things space Lock Bridge, and he had a job available, he had a CFO job. And he said to me, you wanted to be CFO for the last five years? I have an opening for you? Would you want to come and I raised my hand, I said, Please, can I do this job for free if I could, or if necessary, I mean, so that I think was certainly the very defining moment mate gave me some real exposure to what a CFO job entails the different responsibilities, I made all the first, first time CFO mistakes, learned from them, as my second CFO gig now. And I would say, really, the third defining moment is taking KORE Wireless public, which is what we are undergoing right now. That’s a fairly big event in the lifecycle of a company. And I have to say, I have learned as much in the last six months taking KORE public, we are in the process of doing that we’re not public yet, as I did in the first five years of my CFO career.

Now, what I find interesting, again, you’re a finance leader with really a consulting and advisory background. And I’m just curious, what is it the special skill set you believe you have, that you wouldn’t have acquired? If you had just come up sort of in a corporate environment? Or even the investment banking environment, you have a very specific skill set as a consultant? Can you help distinguish that for us? What is it?

I think it’s a variety of different things, but I would put them in broadly in the bucket of much more stronger commercially, right? So when you look upon CFO, you know, a CFO role, obviously, the largest part of the job is measuring a business’s results, measuring them accurately measuring them, you know, and then you got to pay the bills, get bills collected, that’s important, you got to pay the taxes, you got to pay them accurately, your fair share no more than fair share. But, you know, one of the aspects, which is I think, what distinguishes from a solid controller, and a CFO is the commercial aspect of the job, you know, the, the first time and, you know, many, many finance leaders are actually working directly with business on a very much day to day basis, not episodically or on specific matters, but you’re involved in running the entire business at hand along partnering with the CFO, and the CEO. And, you know, I think that, that I, that the, the journey I went through, I think does make me maybe, you know, a little bit position to play that role, whether it’s M&A pricing proposals, and how to win a gross margin improvement, you know, I mean, I take a certain degree of relationship right, but certainly great degree of accomplishment, you know, in raising this company’s gross margins by quite a bit and then the prior company I was at locked, which is gross margins quite a bit, right. And to do that, you need to really under And the operations and you know, you can wear it with an axe, you’re just gonna kill the business unit, you have to look at the true value drivers which increase margins. So I think I think it will do that that aspect. Yeah.

I have a question too. I’d like to ask you about your early, your academic and you you have mentioned the Indian Institute of Technology, of course, I’m curious about that experience, relative to an American academic experience. Can you help us understand better? Is the approach different? Is there a different philosophy behind the teaching? I know it’s rigorous. What, what else separates that experience that you had there? From what a lot of perceptions might be?

Well, you if you read Dilbert, and you see that Nordea show guy, you’ll be pretty much right on our nerds to the 20th power. No. serious note, I have to say, look, I mean, I think every educational system, regardless a country that you know, like I think they follow broadly, the same principles, they’re more similar than you would imagine is the first thing I would like to say. Especially, you know, when you come here, you see, well, look, it’s the same textbooks. Oh, it’s the same assignments. Right? So it’s really more similar than you think. Where I think there are differences, they are a little bit more subtle. I think there’s more emphasis here on learning by doing as compared to learning by reading, and, you know, examinations and mathematical rigor. I think that’s very important in the top notch institutions, even in the United States, but maybe they rounded out a little bit more by, you know, giving you a little bit more real life experience, even while you’re at a college. I think that’s a little bit I think, behind it, India, for sure.

You went on, as you mentioned to an MBA very swiftly, after, after undergrad, did your classmates or were you? Is that a common path? Or did most of your classmates go another path? Well, if you look at my class in 95, I’m trying to recollect now, I would think maybe about a quarter of them went and did an MBA, the rest have stuck to their original discipline, by enlarge, and typically they do it quite fast in India within a year, two years, three years. That’s, that’s fairly common.

And you went on a course. And you mentioned Booz Allen, earlier, you went to the Booz Allen office, how did that happen? Is that were they recruiting? Or were they recruiting right on campus? Or how does it How did you get the connection with Booz I go to the rural campus, and it was great from now, of course, you know, it’s part of PwC strategy, and is what they call it. Great firm back then they would always classify it with McKinsey, BCG Bain, he was very international, you know, every consulting firm has its own unique nuances. They’re all similar. They all recruit from the same institutions and, you know, similar people, but Booz Allen was very international at the time. So you know, I got recruited off campus. I mentioned that project I did in Indonesia. My next project was actually believe it or not, in Finland, I spent six months working for this Finnish telecom companies trying to acquire online properties in Germany and Spain, was a great experience.

I know it sounds exciting. And at this very early part of your career, you you have this worldview, which is such an important part of business today. So you told us a little bit about core, wireless so far, but let’s find out about core. I know, it looks like an exciting six months lay ahead for it. But first, tell us about KORE what exactly does this company do? And what are these offerings?

Yeah, absolutely. You know, it’s actually I have to say, it’s, we’re in the middle of a very defining industry in terms of, you know, that you may or may not may or may not have heard of, and we play a fairly critical, almost central role in it. I’m talking about Internet of Things, of course. So we are an Internet of Things enabler. We are an independent IoT enabler, and probably the largest one of our time. Now, you know, IoT means, well, let me talk a little bit about the company. We are headquartered in Atlanta. Last year, we did you know, give or take $240 million in revenue $58 million in the fairly global We have offices in 12 countries and these products working, you know, they could theoretically work in 181 80 countries, right? As as they are shipped. So when you’re talking about IoT, and I’ll come to you know what IoT means, but let me talk about the company first. You know, different companies play in different ways. You know, the people manufactured devices have different sorts of GPS trackers, offender trackers, you know, smart locks, smart meters. There’s device makers, there’s connectivity providers. cellular connectivity is a biggie chunk of it. They’re a software provider. And then there’s all sorts of business services providers, where do we play? We are. We do provide data connectivity, cellular data connectivity is our legacy. But increasingly, we are getting into what’s called private networking. And we are we have proprietary IoT software in different that that that can help you, right. And then we do resell devices as well. But we typically bundle them as part of an overall pre packaged solution in which you also get some Deployment Services. Right. So we, we are, we are bringing all these different components to the table. So, you know, if you are a fortune 500 company, you want to rule out IoT, you know, it’s complex, you don’t have to deal with 20 vendors, you can come to us, we’ll assemble it all for you together, you know, the failure rate in IoT deployments is fairly high, because it’s a new technology. You’re having to buy hardware software services. McKinsey did a study 1818 vendors we have to contract with, right, obviously, the failure rate is high, because it becomes so complex, we reduce that complexity for you. We’ll bring it all together. Some of the things you know we do in house like some of our in house software, some of it will, you know, buy from the market fire, right, assemble it all together, that’s our value proposition.

If we were to look at your customer portfolio, is it largely large, large customers? Or are you also a small medium?

It’s a tad big. So it’s a tad mix of both, right? So we have quite a few Fortune 500 companies as well. We also work with solution providers, right? Like, for instance, if you’re a fleet management software provider, right, I’m just giving you as a way of example. Now, some of these fleet management software providers, you know, they have fleet management software of their own, they’ll buy the connectivity from us, right, bundle it with their product, we might sell them the GPS tracker device, we might basically say to them, Look, if you want to bundle your GPS tracker with another device, bear it all up in a warehouse ship it all, you don’t have to deal with the logistics of that we have logistics facilities, you can outsource it to so you can you know, focus on building world class software, fleet management software. So we have small solution providers, large solution providers, and then large fortune right up to you know, Fortune 500 kinda, you know, for their own use kind of customers.

So, again, you arrived, you stepped into the CFO role in 2018. Is that correct? I believe it was 2018. That’s right. And here we are. There’s talk of an IPO later this year, it seems like you have done a lot of work in the short time you’ve been there, I would imagine in terms of getting your accounting and some of the reporting systems up to where they need to be. How am I doing? Am I close to what your world or what your focus has been in the last two years?

Yes, it’s only it is a focus to get the company to a higher level of maturity, no question about it. I wish we had more time to do it. The focus has also been frankly, on growing the business and its margins.

Do you have the visibility you need into that business? And I’m sure it’s something you’ve worked on as well, in terms of how to measure best measure the business and understand how the sales pipeline is working? can you offer any detail for us as to how you sought to extend your lines of sight after your arrival? What are the metrics that became top of mind?

You know, I’ll speak to one of the attractive features of our business. It’s strong visibility, this business has more visibility than you would think. Even three years out, you know, we have five year forecast out there in the public markets, I don’t mind saying, you know, we were saying I think the current version says 2023, we’ll have $276 million in revenue. I know today 91% of that is going to come from, you know, customers I already have in the back, or that I expect to win this year. Yeah. So in a sense, my job is actually one of the easiest jobs in the world. From forecasting perspective, the business inherently provides that kind of visibility, right? We do to answer your question more directly have put in a fairly mature KPI programs in place. In fact, that’s one of the first things that I did when I joined the company, right? We had great financials, my predecessor left a very strong accounting team always drink room for improvement. But it was a great start. My predecessor was actually the CFO of Blackberry, right? You’re hired all the smart people from Blackberry, right? He knew all of them. So, and not great days for Blackberry. So we got to pick it up, I inherited a great team. Where we were I think we have been able to add value over the past few years is apart from having solid accounting.

You also have solid KPIs to begin with. And then when you start to marry the financial data with data from all your neighboring systems, like your carrier management systems, in our case, or your sfdc Salesforce data, and put it together and metrics and dashboards and then from there get to advanced analytics data science. That’s where I think the excitement exciting journey has been.

Can you give us an example. Have some of the non gap financial data that you might look at or find valuable to finance?

Well, yeah, absolutely. We look at Salesforce, Salesforce data and pipeline data, first and foremost, right?

What would a pipeline database give me? What? What’s like a specific metric, their upsell? Or what would it be?

Oh, there’s all sorts of metrics all the way to tomorrow. But I tell you, you know, the first place you start is wins. How much are you winning? In terms of total contract value, and in contract value number of wins? You track it by month. So that’s the late stage pipeline. Yeah. And then you’re looking at the number of opportunities you created last month to see if the pipelines kind of like, you know, as you dispose off it, you’re adding to the pile. And then at the beginning of the pipeline, you’re looking at things like leads, what we call sales qualified leads, SQLs, leads can coming from all sorts of sources, your website, which is inbound leads, then you have cold callers, you know, we have we have about 20 people who are desperate, you know, like calling a large number of customers, they’re generating leads.

So you’re looking at the late stage, middle stage, early stage pipeline?

We look at all three of them.

So can you I’m wondering, and again, we’ve been coming, getting a little focused on the pipeline in a lot of our discussions, because finance leaders are really spending a lot of time really trying to understand the customer and how that grows, that business grows, you just shared with us that you know how much those customers are going to spend already how much you can expect. And I have to believe when you arrived, that wasn’t the case. So you have spent a lot of time understanding that pipeline. And maybe it was those SQL that you mentioned those leads you understood, you know, maybe there was one obstacle along the way that you had to improve the quality of the leads. I’m not sure Puneet what it might have been. But was there something that you tweaked along the way that surprised some folks on the team or something that you saw a business dynamic that needed to pay, you needed to pay closer attention to, or there was one metric that really just wasn’t doing what it was supposed to do? So that was easy to get rid of that one? I don’t know. Anything come to mind as you think about how you perfected that. And perfect might be a strong word. That bottle that that?

The funnel? Yeah, absolutely. Look, I think, first of all, you know, when we arrived, the quality of the data and the Salesforce system was not, let’s just say it was not great. Yeah. So first and foremost, you know, before you start drawing any conclusions, you got to make sure the data is right. And that involves a lot of discipline, salespeople are hired for personality, personable mass, they got to be likable, you don’t hire them, because you know, they’re the best people at maintaining clean records, right. But I think you want to make it clear that that’s gonna be part of the job going forward. So you know, once we get got that clean, a bunch of conclusions, jumped out at us, I’ll share one with you. You know, one of the things that we noticed was, you know, our win loss ratio was actually not bad at all, especially in medium sized deals, large size deals, you know, you could always improve, right, because you have more competition, they’re medium size deals, we were winning 50 to 60% of the deals we were winning on. Now, is that a good thing? I don’t know, maybe you should be winning, maybe you should be bidding for more. That’s how you get more sales success. Because if you have an average of, let’s say, four competitors, right, and this is very simple mental model, you should be winning 25%. If you’re winning 60%, when you have four competitors, that means you are just not putting yourself out there, you’re your sub optimizing the opportunity. So the first thing that we started working on was, well, maybe, you know, we have all these outside salespeople, we need to balance that with number of leads that come in. Most of our leads were coming in through the website or you know, the sales people’s internal contacts. That’s, that’s the second round of analysis, right? So how can we supplement that? How do we, you know, there’s only so many leads you can get from the website, you can accelerate that through search engine optimization, but it’s gonna take a long time. It takes two three years right to get your search engine optimization rankings up. And still, you know, the limits to that. So we hired like I said, 20 or so callers. We didn’t have any when I joined the company. And now basically, we have enough leads to feed the Salesforce. We got great sales momentum. That’s been our journey.

What about and your FPA folks? And I don’t know if you have a specific function, a team that your FPN a team or certain people wear multiple hats. Can you tell us a little bit about how you established FPN or helped it take root more strongly.

We had a we had a good FEMA team and we were publishing forecasts with FEMA. So I do have a dedicated team. We had it when I arrived. We still have it. It’s a good team. We started doing rolling forecasts and sort of just look like the next quarter. And there’s always that hesitation on how do I know enough to forecast the full year out in quarter one? You know, what, if you don’t have more visibility than you had, when you put the budget three months ago, just use the budget, it’s always more helpful to have complete information, even if it’s imperfect, as compared to having a subset, because you’re more comfortable with simple things like those. Then the next thing is, you know, how do you base those forecasts? That’s where the sales force piece that I, you know, spoke about earlier comes in? Yeah. KPIs not just to Salesforce pipeline metrics, we actually track all sorts of metrics, right, right down to human resources, how many? How many times the network is down? How’s our customer satisfaction doing? We have we have even started implementing metrics on you know, how much development we are doing each, each quarter. Although I have to say, you know, that’s probably the trickiest metric to quantify. You can measure lines of code, it doesn’t work anymore. People have tried all sorts of other metrics, like function points. But you know, as a CFO, you got to know right? Like, if you’re, if you’re spending all this money in development, what am I getting out of it? And are we are we are we develop enough in proportion to what we spend? So we have that still work in progress? We have milestones we have, we have timelines, the development metrics I’m still working on.

Well, your FEMA people, will they work with different, you know, business managers or across the organization? Or is it structured a little differently?

They have to, otherwise they wouldn’t get their job done audit would be a very incomplete job, I would think. So our, our, our head of FEMA is constantly he spends more time with my peers than he does with me. And that’s the direction I gave him. If you’re not spending enough time with us, if you’re not spending more time with the Salesforce leader in particular, then you are with me, then you aren’t doing your job.

What is the characteristic that best sets apart? A great FPN team member?

Exactly what I mentioned, you know, they have to be willing and able to spend more time outside the finance function than they do with it. Because you know, that role requires solid forecasts that the board needs to run the business, right, you need to know how you’re doing with respect to the budget at all times. That that that role needs to also report on? How much have we win? Or do we have enough sales momentum? Or have we lost some momentum? That business also needs to report on or at least validate? You know, all the money we are spending on marketing? Is that great ROI? Or is that money down the toilet? And did we that the last few campaigns we ran like were they duds and therefore we should try to do something different? You cannot know the answer to these questions. Unless you’re spending more time outside the finance function than you are with it.

What as you move closer to an IPO, I’m just wondering the milestones you might have set for your team? Or, you know, is there a test run at each quarter, I have to believe you’re trying to produce the reports that you know you’ll be responsible for doing in the not too distant future. Your accounting team is probably trying to demonstrate that they’ve got this sort of rhythm or cadence down. Am I describing something that’s closer? Not at all?

Oh, I wish it was really that simple. Frankly, it’s a very intense process. It’s I’ve been through an exit before, you know when my last job you know, we sold the company and I thought that was an intense process. Well, actually, it’s been I thought buying a company was an intense process. I was a buy side M&A guy for many years, we did 1012 deals, and sold a company I figured Oh, this is much better idea. All those experiences in the IPO going IPOs very much harder. So I wish it was really that organized. And you know, everything was like we’ve been working to picture perfect for about a year. All there’s a lot of things that you actually have to you know, figure it out as you go along. Right? For sure we had that I’m not trying to minimize the amount of preparation we put in because we were in a lot, right. But as you go through the process, there’s always more things to do, then you have hours worth.

Well said, Now that shed some light on it, it takes away the sort of the romance from it, but it’s just a lot of hard work up to that point. We always like to ask what we referred to as a finance strategic moment. Penny, this could have been any time during your finance career. But what we’re trying to do is illustrate how finance plays a strategic role should be obvious to most of us. But asking this question for you might be even more challenging. I’m sure you’ve had many insights along the way, but something that you saw Within the numbers, because ever your unique lines of sight whether it was an opportunity, or risk, what comes to mind when we ask for a finance strategic moment?

You know, look, I mean, obviously, going public as a finance strategic moment, here we are right at the center of the process when you go public finances the mean, the CEO is the main cast, we come a close second. But apart from that, since I’ve already spoken about that, I think the moment for me was at lochridge, when I realized, you know, how much of a role a CFO can play, not just for managing the expense line, the SGA, which is a traditional CFO expectation. And, you know, you just got to keep that in control. But even in gross margins, that’s typically more seen as a P&L leader kind of thing. But I think the finance leader, if motivated, and with, you know, set up the right way, obviously, where the CEO can play a pretty significant role. So you know, my last job, you know, we were looking at utilization, for instance, right? I realized, if you look, if you raise employee utilization, meaning the time they’re actually on a productive engagement versus on the bench, by 1%, that could actually raise your gross margins by 1.25%. Right? Guess what, we were reporting on that metric, the metric was never tracked as well. I started watching it like a hawk, we got our gross margins of 350 basis points in three quarters. Similarly, at home, I realized that kinda you know, what I learned there at Lockridge is very different business. Here, our cost of goods sold is mostly what we buy from carriers. But our gross margins, were, you know, kind of like a little bit, maybe not optimized when I arrived, right. One of the first things that I did is just looked at it this, this is where data science came in. Because we’re buying these humongous volumes of data from carriers. And it comes in all sorts of rate plans. It’s a complex linear programming problem, which you can solve in a computer. It’s what computer scientists call actually an NP hard problem. There’s not enough computing power to do it fully, mathematically, rigorously. But you could do it using heuristics. So we’ve got a data science firm, and had them optimize it, we got our gross margins up. So that would be the one thing I would say, you know, I mean, I think CFOs. For me, the define the strategic moment was realizing that you know, there’s a role to be played here.

And we’re gonna jump to what we refer to as our mentoring round, which is where I’m going to ask you once more punny to look backwards for us. And I think this would be at Lock bridge as well. We want to know that first week in the CFO role for the first time. And that would have been at Lock bridge, I imagine that first week that first month, that first 90 days, if you could go back in time, and just offer yourself some advice. And again, this is the first time you had all that CFO responsibility fall on your shoulders, what would it be? What would be that piece of advice you tell your younger self?

The first thing I would like to say is respect the team that you inherit. They know more than you think they will not have the background that you think that you may have, right like, but I think it’s really important to acknowledge that they know things that you don’t. And I wish somebody had said it to me. Or maybe I could go back in time and say that to my younger self. Because in hindsight, I learned as much from my team, as I taught.

you know, how do you tap that knowledge in those individuals? How do you bring that out? I guess that’s a management skill you acquire along the way, but I mean, am I right? I mean, it seems to me, unless you really are able to build those types of relationships, trust what’s involved, you know, it’ll be topic, obviously. Because it’s management, as you said, I’ll tell you, you know, as a story, when I joined the company, the prior CFO had just left and my controller said, you know, Puneet He didn’t even know our team members names. And that stuck with me. I was like, Well, okay, maybe I would have actually done the same mistake, you know, if you actually hadn’t pointed out to me. So that’s not to take. That’s not to show I’m better. I made a conscious effort to memorize every team members names, I went to LinkedIn and figured out, you know, if they actually had a LinkedIn profile, what they’re done, and I made it a point, to do a team lunch once a once a month, right? where I’d call all of them by name, and make sure I shook everybody’s hands, in the whole departments, right? little things like that. show people that you actually care and not just the people at the bottom their bosses notice their boss’s boss’s boss notice. I think the second thing is, don’t be afraid to engage, respect, but always engage. Don’t assume I wouldn’t. If I went and looked back, ever basically say, look, these guys, let them do this stuff, and I will do this stuff. It’s all my stuff. So if you don’t know, just ask, they may think you’re stupid for a little while. But you know, in two weeks, they won’t.

Is there a, we always ask our guests to reflect a little bit on the personal side, this might be something a characteristic, you have a habit you have part of a daily routine that you have, this is something that maybe a family member would point out to us first. But is there something you do that you think over time as helped you stand and even keel has, you know, contributed to your life at large professionally and personally, anything? You know, I invest my own money. I don’t have a financial advisor. And I have been to every one of Warren Buffett’s shareholder meetings in the last 10 years. The not the last, not the last one. I mean, that was hard. But, you know, I think it’s helped me as a CFO, understand companies just reading 10 Ks and Q’s, which is, you know, I think that’s the best way to know a company, by the way. Just read annual reports. My wife thought I was funny when she when she was like, that’s what you do for a hobby. You read annual reports. Like it interesting. It shows you how different business models operate. There’s no better way to know the company. That’s Tommy, that’s what he reads 10 K’s for fun. That’s what I picked that I don’t you know, when you when you have a smart idol like that, and he’s really an idol for me, right? You don’t have to, you know, you can just copy, you don’t have to think.

Well, is there we always like to ask if there’s a book you’d like to recommend to our listeners.

Okay, Warren Buffett’s shareholders. They’ve compiled it as a book. There’s actually two of them out. One of them is actually a summary. Both are available on Amazon. There’s not a plug, I’m not getting anything. But I’ve held those both of those books were on my shelf. One is called lead lead letters from Warren Buffett’s letters, right? It’s literally all the letters for the last 30 years. And then once, if you don’t want to read a 300 page, you know, kind of like all the letters going back way, way back to the 60s, you can read it in summary format.

Excellent. I have to say, I’m a little shocked. I don’t think we’ve had that recommended before. It seems like such an obvious and good choice for us. But I don’t recall it ever being selected for us. So thank you for that. And I’m afraid Puneet we’re up to our final question, which is where we ask you to look forward is a little tricky, given all of what lays ahead. But over the next 12 months, what are your priorities as a finance leader?

You know, as a private equity held company, we have been very commercially focused. That’s been my focus. But I think I have to balance that we have to balance that out now. We have to maintain our focus on revenue, profit profitability, we can’t let go on that focus. But we also want a little bit of a compliance focus here. There’s a lot of work to be done in maturing our internal processes so that you know, we look like the most solid public publicly listed company our size. Yeah. Which is where our goal should be and it’s going to be a lot of work. A lot of grunt work.

Puneet Pamnani. Thank you for joining us on CFO thought leader. Thank you for having me. It’s been a privilege.

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This communication references the proposed merger transaction announced previously involving CTAC and KORE. CTAC and King Pubco, Inc. (“Pubco”) filed a registration statement on Form S-4 with the SEC, which includes a proxy statement of CTAC and a prospectus of Pubco, and CTAC will file other documents regarding the proposed transaction with the SEC. A definitive proxy statement/prospectus will also be sent to the stockholders of CTAC, seeking required stockholder approval. Before making any voting or investment decision, investors and security holders of CTAC are urged to carefully read the entire registration statement and proxy statement/prospectus, when they become available, and any other relevant documents filed with the SEC, as well as any amendments or supplements to these documents, because they will contain important information about the proposed transaction. The documents filed by CTAC with the SEC may be obtained free of charge at the SEC’s website at www.sec.gov. In addition, the documents filed by CTAC with the SEC may be obtained free of charge from CTAC’s website at www.cerberusacquisition.com or upon written request to Cerberus Telecom Acquisition Corp., 875 Third Avenue, New York, NY 10022.

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